

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA U.S. MAIL AND FAX (901) 259-2594
Mail Stop 4561

October 7, 2008

Randall H. Brown, Chief Financial Officer
Education Realty Trust, Inc.
530 Oak Court Drive, Ste. 300
Memphis, TN 38177

      Re: **Education Realty Trust, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed March 4, 2008
               File No. 001-32417
               Proxy Statement on Schedule 14A
               Filed April 9, 2008
               File No. 001-32417

Dear Mr. Brown:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Properties, page 23

1. We note the disclosure on page 24 that you do not provide operating data on the Place Portfolio because those properties were leased, and we further note the disclosure on page 35 regarding the base rental income for the Place Portfolio. Please revise in future filings your disclosure on page 24 to include the revenues collected from the Place Portfolio in order to compare revenue generated by operating the Place Portfolio in 2008 versus the lease arrangement in 2007.

<u>DEF 14A</u>

2. We note the disclosure on page 22 that there are two components of incentive compensation: (1) pre-tax net operating income and (2) individual achievement of predetermined objectives. Please revise to disclose the actual target amount for the first component and describe the predetermined objectives outlined for each named executive officer. Also, provide a more in-depth analysis of how the results with respect to each component impacted the actual bonus amounts paid to each named executive officer. Please tell us how you intend to comply and provide such disclosure in future filings as applicable. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Duc Dang at (202) 551-3386, or the undersigned at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Senior Counsel